

Mail Stop 3720

March 9, 2007

Mr. Boyd Hendrickson
Chief Executive Officer
Skilled Healthcare Group, Inc.
27442 Portola Parkway, Suite 200
Foothill Ranch, CA 92610

> **Re:**   **Skilled Healthcare Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed February 9, 2007**
> **File No. 333-137897**
>
> **Skilled Healthcare Group, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-4**
> **Filed February 9, 2007**
> **File No. 333-137898**

Dear Mr. Hendrickson:

We have reviewed your amended filings and have the following comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please update your disclosure to either the most recent practicable date or to the end of the last completed fiscal year.

2. We note your response to prior comment 11 regarding the industry and market data where you state that no third party report was prepared specifically "for this filing." The preparation of any such report is not limited to the registration

statement. Tell us whether any report cited in the prospectus was prepared specifically for you.

Risk Factors, page 15

3.   We note your response to prior comment 19 which asked that you consider a risk factor highlighting the fact that the proceeds from this offering will not be used to directly grow your business but rather will be used to reduce debt incurred in connection with your leveraged buyout. If not in a risk factor, then please qualitatively and quantitatively discuss in MD&A the expected impact on your financial condition going forward that will result from the fact that all of the proceeds from this offering will be used to pay down debt that was not incurred to further your business strategy. In providing this discussion, please also highlight the fact, as noted in the risk factor on page 25, that you may also incur additional debt, which would have an offsetting effect on any such reduced interest payments.

If we do not achieve competitive quality of care ratings from CMS…., page 22

4.   Disclose how much lower your quality of care indicators were than the average for all nursing homes in the states in which you operate. Provide the basis for your belief that you have a greater level of high acuity patients than your competitors.

Unaudited Pro Forma Consolidated Financial Statements, page 42

5.   Please give effect to the conversion of the convertible preferred stock and the common and preferred stock split.

Unaudited Pro Forma Consolidated Statement of Operations, pages 46 and 49

6.   Please delete the pro forma income (loss) from continuing operations per common share information for the divestitures and acquisitions columns. Also, present the pro forma income (loss) from continuing operations per common share information for the pro forma column.

Selected Historical Consolidated Financial Data, page 51

7.   You state that Adjusted EBITDA is critical to your assessment of liquidity. Since Adjusted EBITDA is used as measure of liquidity, please reconcile Adjusted EBITDA to the most directly comparable GAAP financial measure or measures such as cash flow from operating activities.

8.   We note your statement that you use Adjusted EBITDA to determine your compliance with your debt covenants and assess your borrowing ability. Please disclose whether or not you were in compliance with the financial covenants.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 58

Results of Operations, page 71

9.   Please refer to prior comment 43. Your new disclosure is not detailed and does not discuss components of EBITDA by segment that contributed the period-to-period changes such as rent cost of services and general and administrative expenses. Also, it is unclear why you are discussing changes in net income and depreciation and amortization since EBITDA is a measure before these items. Please revise.

Net Income, page 74

10.   Rather than simply refer to above cited reasons, please highlight the most material factors that contributed to the decline in net income. See prior comment 44.

Liquidity and Capital Resources, page 85

11.   Please refer to the second paragraph on page 90. Disclose the amount that you will require to meet your "anticipated debt service requirements, capital expenditures and working capital needs for the next 12 months." Provide similar disclosure of these needs over the long-term. We consider "long-term" to be the period in excess of the next twelve months. See Section III.C. of Release No. 33-6835 and footnote 43 of Release No. 33-8350. Clarify whether the company will have sufficient cash and other financial resources to fund operations and meet its obligations beyond next twelve months; if so, then state the length of time for which the existing funds will be sufficient.

Executive Compensation, page 120

12. The disclosure in the forefront of the prospectus indicates that all information has been presented as if the planned stock split has occurred unless otherwise indicated. It appears that the share awards and accompanying valuations have been presented on a pre-split basis. If so, please confirm through clarifying disclosure.

Financial Statements
Balance Sheet, page F-3

13.   Please present a pro forma column giving effect to the conversion of the convertible preferred stock.

Consolidated Statements of Operations, page F-4

14.   Please refer to prior comment 52 and the line item, "Cost of services (exclusive of rent and depreciation and amortization shown below)." Revise "exclusive of rent" to "exclusive of rent cost of sales."

Reorganization Under Chapter 11, page F-9

15.   Please refer to prior comment 64. Your new disclosure regarding cash payments for reorganization costs is not detailed. Please revise as previously requested.

The Onex Transaction, page F-11

16.   Please refer to prior comment 66. Please disclose the detailed quantitative assumptions used in your valuation. Please revise.

17.   Please refer to prior comment 67. Please expand your disclosure to discuss your valuation methodology of intangible assets including assumptions used to value these assets and determine their respective useful lives. In addition, please include all disclosure required by paragraph 52 of SFAS 141.

Unaudited Pro Forma Net (Loss) Income per Comment Share, page F-22

18.   Please refer to prior comment 69. The pro forma net (loss) income per common share giving effect to the conversion of the convertible preferred stock should be presented only for the most recent fiscal year and interim period. Please revise the delete the pro forma presentation for the prior years and interim period here and in the summary and selected financial data sections.   Also, the pro forma net (loss) income per common share should give effect to the common and preferred stock split for all periods presented here and in the summary and selected financial data sections. In addition, tell us the nature of the preferred stock split since it appears that all the convertible preferred stock will be converted into shares of common stock at the closing of this offering.

6. Acquisitions, page F-25

19.   We note that on March 1, 2006 you purchased two skilled nursing facilities and one skilled nursing and residential care facility in Missouri for $31,000 in cash, and on June 16, 2006 you purchased a long-term leasehold interest in a skilled nursing facility in Las Vegas, Nevada for $2,700 in cash. In this regard, please provide disclosure required by paragraphs 51-58 of SFAS 141 as applicable.

11. Income Taxes, page F-33

20.   Please refer to prior comment 70. With regard to your deferred tax asset and valuation allowance please expand your critical accounting policies to provide a

detailed analysis of your deferred tax assumptions for specific sensitivity to change, based on other outcomes that are reasonably likely to occur and would have a material effect on financial condition or operating performance and provide quantitative as well as qualitative disclosure. You should address factors such as how you arrived at your estimates, how accurate your estimates/assumptions have been in the past, how much the estimates/assumption have changed in the past, and whether the estimates/assumptions are reasonably likely to change in the future. In this regard, we note that you place particular emphasis on your future income projections. If your future income projections were to change based on declines in revenues or increases in certain expenses, you should quantify the related impact on your net deferred tax assets.

For additional guidance, refer the Commission's Interpretive Release on Management's Discussion and Analysis of Financial Condition and Results of Operation which is located on our website at: http://www.sec.gov/rules/interp/33-8350.htm. Please provide us with your proposed disclosure.

12. Stockholders' Equity, page F-36

21.   For restricted stocks or stock options granted since January 1, 2005, please tell us how the fair values were determined. In your response, please address the following:

- whether the stock valuation was determined on a contemporaneous or retrospective basis, including the reasons why;
- whether the valuation was performed by management or an independent third party;
- identify and quantify each factor that contributed to the fair value at each grant date; and
- the reasons for any variance between your stock valuation and the expected initial public offering price.

22.   Provide all the applicable disclosures under paragraphs 179-182 of the AICPA Audit and Accounting Practice Aid Series, "Valuation of Privately-Held-Company Equity Securities Issued as Compensation."

12. Dividend Payment, page F-38

23.   Please refer to prior comment 60. Please enhance your disclosure regarding your surplus and your ability to pay dividends in June 2005. Your disclosure should at minimum provide a discussion similar to the second to last paragraph of your response.

Updating

24.   Please update the financial statements and all applicable sections under Rule 3-12 of Regulation S-X.

Consent of Independent Registered Public Accounting Firm

25.   Please update the consent of the independent registered public accounting firm.

Form S-4

26.   Please comply with all of our comments to the extent they are applicable to Skilled Healthcare's Form S-4.

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        As appropriate, please amend your registration statements in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

        You may contact Inessa Kessman, Staff Accountant, at (202) 551-3371 or Dean Suehiro, Senior Staff Accountant, at (202) 551-3384 if you have questions regarding comments on the financial statements and related matters. Please contact William Bennett, at (202) 551-3389, or me, at (202) 551-3810, with any other questions.

                                                            Sincerely,

                                                            Larry Spirgel
                                                            Assistant Director

cc: Jonn R. Beeson, Esq.
        Latham & Watkins LLP
        Via Facsimile: (714) 755-8290